(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

Throughout this Management’s Discussion and Analysis (“MD&A”), Eldorado, we, us, our and the Company mean Eldorado Gold Corporation. This quarter means the first quarter of 2018. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of April 26, 2018. You should also read our audited consolidated financial statements for the year ended December 31, 2017 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited condensed consolidated interim financial statements for the three months period ended March 31, 2018 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form (“AIF”), on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates mines around the world. Its activities involve all facets of the mining industry including exploration, evaluation and development, production, and reclamation.

Operating gold mines:

•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)
•	Olympias, in Greece (95%)

Gold projects:

•	Skouries, in Greece (95%)
•	Perama Hill, in Greece (100%)
•	Certej, in Romania (80.5%)
•	Tocantinzinho, in Brazil (100%)
•	Lamaque, in Canada (100%)

Other mines:

•	Stratoni – Lead and Zinc Concentrates, in Greece (95%)
•	Vila Nova – Iron Ore, in Brazil (100%)

Eldorado is listed on the following exchanges:

•	Toronto Stock Exchange (“TSX”) under the symbol ELD
•	New York Stock Exchange (“NYSE”) under the symbol EGO

1

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

First Quarter Summary Results

Selected Consolidated Financial Information and Corporate Developments

•	Profit attributable to shareholders of the Company was $8.7 million ($0.01 per share) in the first quarter of 2018, compared to profit attributable to shareholders of the Company of $6.8 million from continued operations ($0.01 per share) in the first quarter of 2017.
•	Gold revenues in the first quarter of 2018 were $115.4 million (2017: $90.5 million) on sales of 86,587 ounces of gold at an average realized gold price of $1,333 per ounce (2017: 74,068 ounces at $1,222 per ounce).
•	At quarter-end the Company reported $459.7 million in cash, cash equivalents and term deposits, and $250.0 million in undrawn lines of credit.
•	Hellas Gold S.A., Eldorado’s Greek subsidiary, received a positive ruling in the arbitration proceedings with the Greek Government, and will continue to seek a collaborative dialogue with the Greek government.
•	Completed and filed technical reports for the Lamaque, Kisladag and Skouries projects. These technical reports were prepared pursuant to Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI-43-101”).
•	Installation of the additional filter press and paste plant was completed at Olympias Phase II bringing the plant up to its run rate production of 1,250 tonnes per day.

Selected Performance Measures (1)

•	Gold production of 89,374 ounces (including 2,740 ounces from Lamaque pre-commercial production), (2017: 75,172 ounces).
•	Cash operating costs averaged $571 per ounce (2017: $466 per ounce).
•	All-in sustaining cash costs averaged $878 per ounce (2017: $791 per ounce).
•	Gross profit from gold mining operations of $34.7 million (2017: $37.0 million).
•	Adjusted net earnings of $14.0 million ($0.02 per share) compared to adjusted net earnings of $8.0 million ($0.01 per share) in 2017.
•	Cash generated from operating activities before changes in non-cash working capital was $37.9 million (2017: $28.2 million).
(1)	Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cash cost per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 9 for an explanation and discussion of these non-IFRS measures.

2

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

Review of Quarterly Financial Results

Summarized Financial Results	3 months ended March 31,
	2018	2017
Revenues	131.9	111.9
Gold revenues[1]	115.4	90.5
Gold sold (ounces)	86,587	74,068
Average realized gold price ($/ounce)	1,333	1,222
Cash operating costs – gold mines ($/ounce)	571	466
Total cash costs – gold mines ($/ounce)	598	483
All-in sustaining cash cost – gold mines ($/ounce)	878	791
Gross profit from gold mining operations	34.7	37.0
Cash flow from operating activities [2]	37.9	28.2
Adjusted net earnings	14.0	8.0
Net profit [3,4]	8.7	6.8
Earnings per share – basic ($/share) [3]	0.01	0.01
Earnings per share – diluted ($/share) [3]	0.01	0.01
(1)	Including market to market price adjustments on provisional sales
(2)	Before changes in non-cash working capital.
(3)	Attributable to shareholders of the Company.
(4)	2017 net profit is from continued operations.

Profit attributable to shareholders of the Company was $8.7 million compared with $6.8 million from continued operations for the first quarter of 2017. Gross profit from gold mining operations was $34.7 million compared to $37.0 million for the first quarter of 2017. Higher sales volumes and prices were offset by higher operating costs and depreciation, depletion and amortization (“DD&A”) expense. Higher sales volumes were driven by sales from the newly commissioned Olympias mine as well as higher sales at Efemcukuru and Kisladag as compared with 2017.

Total cash costs per ounce increased year over year at both Efemcukuru and Kisladag with the increase at Kisladag being driven by the decrease in leach pad ounces as a result of an adjustment made in October 2017 as well as higher cyanide and lime costs. Olympias total cash costs were $734 per ounce and trending down over the quarter as issues encountered during commissioning in 2017 were resolved. DD&A expense was higher due to the start of commercial production at Olympias as well as an increase at Kisladag related to the leach pad adjustment. Stratoni gross profit fell $4.2 million year over year as a result of lower ore throughput.

General and administrative expenses were $3.4 million lower year over year mainly due to lower employee payroll costs. Share based compensation expense was $3.6 million lower due to a postponement of the grant of options to employees related to the Company being in blackout. Interest expense was $2.5 million higher as the Company is no longer capitalizing bond interest related to Olympias now that it is in commercial production. Stratoni and Certej were impaired in previous years. Under IFRS any expenditures on these projects are capitalized and subsequently written-off in the same period. The Company recorded $4.0 million in asset write-downs related to these two projects.

3

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

Operations Update

Gold Operations

	3 months ended March 31
	2018	2017
Total
Ounces produced	86,634	75,172
Cash operating costs ($/ounce)	571	466
Total cash costs ($/ounce)	598	483
All in sustaining costs ($/ounce)	878	791
Sustaining capex	13.8	8.9
Kisladag
Ounces produced	53,814	52,644
Cash operating costs ($/ounce)	576	446
Total cash costs ($/ounce)	599	464
All in sustaining cost ($/ounce) (1)	765	n/a
Sustaining capex	7.5	5.1
Efemcukuru
Ounces produced	22,855	22,528
Cash operating costs ($/ounce)	532	515
Total cash costs ($/ounce)	565	531
All in sustaining costs ($/ounce) (1)	728	n/a
Sustaining capex	3.7	3.8
Olympias
Ounces produced	9,965	0
Cash operating costs ($/ounce)	699	0
Total cash costs ($/ounce)	734	0
All in sustaining costs ($/ounce) (1)	1,363	0
Sustaining capex	2.6	n/a

(1)	2018 is the first year that the company is reporting AISC by site.

4

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

Kisladag

Operating Data	3 months ended March 31
	2018	2017
Tonnes placed on pad	2,847,667	3,227,406
Average treated head grade (g/t Au)	1.14	1.13
Gold (ounces)
- Produced	53,814	52,644
- Sold	53,839	52,783
Cash operating costs ($/ounce)	576	446
Total cash costs ($/ounce)	599	464
All in sustaining costs ($/ounce)	765	n/a
Financial Data
Gold revenues	$71.7	$64.4
Depreciation and depletion	$13.5	$9.4
Gross profit from mining operations	$26.0	$30.5
Sustaining capital expenditures	$7.5	$5.1

Production at Kisladag during the quarter was 2% higher year over year and within guidance as adjusted cyanide concentrations coupled with increased irrigation volumes resulted in increased solution grades. Ore tonnes placed on the leach pad were lower year over year due to the elimination of run of mine (“ROM”) ore. Average ore grade was consistent year over year. Moving forward we expect gold production to decrease as no new material will be placed on the pad over the remainder of 2018 while the Company continues its evaluation of the feasibility of construction of the mill. Including the production reported in this quarter, the Company expects to recover 160,000-180,000 ounces for 2018-2019 from continued leaching of previously stacked ore.

Cash operating costs were higher year over year but within guidance due to increased lime and cyanide costs, as well as the impact on average inventory unit carrying costs of a 40,000 ounce negative adjustment to estimated recoverable ounces remaining in the leach pad, which was recognized in October 2017.

Sustaining capital spending during the quarter of $7.5 million was related to waste stripping and site construction projects.

During the quarter, the company filed a pre-feasibility study on the mill project at Kisladag. The report outlined Proven and Probable reserves of 3.1 million ounces at 0.82 grams per tonne of gold to support a nine year mine life with average annual production of 270,000 ounces of gold, at an all-in sustaining cost (“AISC”) of $778 per ounce. At an assumed gold price of $1,300 per ounce, the project is expected to generate an estimated after-tax net present value of $434 million at a 5% discount rate, an internal rate of return of 22.1%, and a payback period of 3.7 years.

5

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

Efemcukuru

Operating Data	3 months ended March 31
	2018	2017
Tonnes milled	124,335	115,794
Average treated head grade (g/t Au)	6.47	6.77
Average recovery rate (to concentrate)	94.7%	89.4%
Gold (ounces)
- Produced	22,855	22,528
- Sold	27,000	21,285
Cash operating costs ($/ounce)	532	515
Total cash costs ($/ounce)	565	531
All in sustaining costs ($/ounce)	728	n/a
Financial Data
Gold revenues	$36.1	$26.2
Depreciation and depletion	$10.2	$8.3
Gross profit from mining operations	$10.6	$6.5
Sustaining capital expenditures	$3.7	$3.8

Gold production was higher year over year due to higher mill throughput at slightly lower grades. Gold ounces sold were higher due to production from 2017 sold in first quarter of 2018. Capital expenditures included underground development, mine equipment overhauls, an upgrade to the water treatment plant and construction projects.

Olympias

Operating Data	3 months ended March 31
	2018	2017
Tonnes milled	76,965	0
Average treated head grade (g/t Au)	7.44	0
Average recovery rate (to concentrate)	83.3%	0%
Gold (ounces)
- Produced	9,965	0
- Sold	5,748	0
Cash operating costs ($/ounce)	699	0
Total cash costs ($/ounce)	734	0
All in sustaining costs ($/ounce)	1,363	0
Financial Data
Gold revenues	$7.6	$0
Depreciation and depletion	$5.3	$0
Loss from mining operations	($1.9)	$0
Sustaining capital expenditures	$2.6	$0

Olympias produced 9,965 ounces for the quarter. Olympias began commissioning of its plant during the second quarter of 2017 and declared commercial production at the end of 2017. The plant was restricted to two-thirds of design throughput due to tailings filtration capacity constraints. This resulted in lower tonnage processed for much of the quarter, and higher per ounce costs. During the quarter, the second filter plant was successfully installed and commissioned, which will allow the plant to reach its design throughput of 1,250 tonnes per day. Due to the timing of concentrate shipments, gold sales for the quarter totaled 5,748 ounces of commercial production (versus 9,965 ounces produced) and cash operating costs and AISC are calculated based on these ounces only. We expect costs to come down as mill throughput increases. Capital expenditures of $11.7 million included $2.6 million of sustaining capital on underground development, mine equipment overhauls and waste rock/tailings facilities. The remaining $9.1 million was related to mine construction including the completion of the paste plant and installation of a new tailings filter press, as well as capitalized operating costs related to the concentrate attributable to the pre-commercial period of production.

6

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

Stratoni

Operating Data	3 months ended March 31
	2018	2017
Tonnes ore processed (dry)	37,993	44,627
Pb grade	5.4%	5.6%
Zn grade	8.8%	10.5%
Tonnes of concentrate produced	8,565	11,599
Tonnes of concentrate sold	6,770	14,835
Average realized concentrate price ($/tonne)	1,423 [1]	1,197 [1]
Total cash costs ($/tonne of concentrate sold)	1,277	811
Financial Data
Concentrate revenues	$9.6	$17.8
Depreciation and depletion	$0.0	$0.0
Gross profit from mining operations	$1.0	$5.2
Sustaining capital expenditures[2]	$0.0	$0.0

1 Average realized price includes mark to market adjustments.

2 Capital expenditures during the quarter of $1.6 million at Stratoni were written off.

Concentrate production at Stratoni was lower year on year due to a reduction in ore tonnes processed and lower mined grades. The expected reduced grade and tonnage reflects the continued depletion of the current mineable ore reserves remaining at the Mavres Petres mine. Development during the quarter provided access to the lower sections of the mine for exploration drilling, which continues to identify additional resources. These have the potential to extend the mine’s life while allowing production rates to return to the historic levels of approximately 225,000 tonnes per annum.

Development Projects

Greek Arbitration

On September 14, 2017, Hellas Gold received formal notice from the Greek Ministry of Finance and the Ministry of the Environment and Energy initiating Greek domestic arbitration proceedings.  The arbitration proceedings concluded on April 4, 2018 with a positive ruling for the company. The Panel's ruling rejected the Greek State's motion that the technical study for the Madem Lakkos metallurgy plant for treating Olympias and Skouries concentrates, as submitted by the Company's Greek subsidiary Hellas Gold S.A. ("Hellas Gold") in December 2014, was in breach of the provisions of the Transfer Contract. The Company and Hellas Gold are continuing to engage with the Greek government in order to find a mutually-agreeable path forward with respect to its Kassandra investments.

7

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

Skouries

Works completed included ongoing bank stabilization, essential water ditches and storage ponds, primary drainage network, finalization of all site-built tanks, in addition to equipment erection (mills – liners, lube oil system, power) steelwork modifications and reinforced concrete works which are required for the ongoing maintenance regime and the long term storage of equipment.

Total capital expenditure for the quarter was $8.0 million. Capital expenditure was in line with current guidance. The Company announced its intention to move the project into care and maintenance in November 2017 until which time it receives approval of all permits required to complete construction. The transition to care and maintenance has been delayed by bad weather at site and is expected to be complete by the end of the second quarter of 2018. Ongoing care and maintenance costs are estimated to be $3-5 million per year for 2019 and beyond.

During the quarter, the company filed an updated technical report on the Skouries project. The report included Proven and Probable reserves of 3.8 million ounces of gold at 0.74 g/t Au and 1.7 billion pounds of copper at 0.49% Cu, supporting a 23 year mine life at an average annual production rate of 140,000 ounces of gold and 67 million pounds of copper with production from both the open-pit and underground mines. At an assumed gold price of $1,300 per ounce, the project is expected to generate an estimated after-tax project net present value $925 million at a 5% discount rate, an internal rate of return of 21.2%, and a payback period of 3.4 years.

Perama Hill

The project remains on care and maintenance pending receipt of the necessary permits.

Lamaque

The mining lease for the Triangle deposit was approved during the quarter. This represents a major project milestone and enables Lamaque to enter the production phase. A total of 1,643 metres of development were completed at Triangle during the quarter. The ramp up of refurbishment work on the Sigma mill continued during the quarter with the mobilization of key contractors to site. Key activities at the Sigma mill during the quarter focused on the inspection and refurbishment of electrical equipment and motors.

During the quarter, test mining extracted approximately 20,000 tonnes of ore with an average head grade of 6.3 grams per tonne gold, with approximately 6,000 tonnes processed at a nearby custom milling facility. Results from the custom milling have confirmed our metallurgical assumptions for future mill performance. A total of 2,740 ounces of gold were produced during the quarter primarily from material mined during the fourth quarter of 2017. Capital spending in the quarter totaled $18.9 million.

During the quarter, Eldorado released the results of the Lamaque pre-feasibility study which focused on the development of the Triangle deposit (one of three currently identified deposits at Lamaque) and the refurbishment of the inactive Sigma mill. The study also included the release of maiden reserves at Triangle of approximately 893,000 ounces of gold at an average grade of 7.3 g/t, which support an initial seven year mine plan to commence production with an average annual production rate of 117,000 ounces of gold at AISC of $717 per ounce. At an assumed gold price of $1,300 per ounce, the project is expected to generate an estimated after-tax project net present value of $205 million at a 5% discount rate, an internal rate of return of 34.3%, and a payback period of 3.7 years. The Company is carrying out an aggressive program of infill and extension drilling with the goal of converting resource to Proven and Probable reserves as well as locating additional resources at Triangle and other known mineralized zones and new targets.

8

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

Tocantinzinho

The mining concession application is under review by the federal branch of the Mines Ministry and approval is expected this year. Work completed in the first quarter included a review of capital costs, detailed engineering of the tailings ponds and a consolidated geotechnical study. Spending in the quarter totaled $1.7 million.

Certej

During the quarter work at Certej continued to focus on tailings impoundment and waste rock storage engineering and studies required for the permitting process. During the quarter work continued on the evaluation of the limestone quarry and facilities required for the pressure oxidation as well as providing engineering support for the permitting effort. Offsite infrastructure construction work continued during the quarter, including water tank installation, water supply pipeline installation and power line construction. A total of $2.2 million was spent during the quarter. This amount was subsequently written-off in the same period as required under IFRS for projects previously impaired.

Exploration

During the first quarter the Company completed 21,240 metres of drilling at the Company’s exploration projects and mines. Expenditures for the quarter totalled $6.9 million.

Turkey

In central Turkey, the initial drilling program at the 60% owned Bambal Tepe exploration joint venture began in March. This 2,000m program will test the downdip extent of outcropping gold-mineralized zones focused along schist-marble contacts, as well as a strong chargeability anomaly in the same region.

Greece

Underground development continued at the Stratoni mine on the hangingwall exploration crosscut. A total of 2,350 metres of resource expansion drilling were completed with three drill rigs active during the quarter targeting the western and downdip extensions of the Mavres Petres orebody. At Olympias, exploration drilling commenced late in the quarter testing previously unexplored areas immediately east of the East Zone orebody.

Canada

At the Lamaque project five drill rigs were active during the quarter at the Triangle deposit and several nearby target areas, completing 17,700 metres of drilling. Drilling at Triangle tested the continuity and extent of high-grade mineralization at levels beneath the C4 and C5 zones. Results were positive, with numerous intersections of shear-hosted mineralization similar to those at upper levels of the deposit, as well as secondary splay zones and associated extension vein systems. Drilling during the quarter also tested targets at the Gabbro, Southwest, Sigma East and Triangle East areas.

Non-IFRS Measures

Throughout this document we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

9

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

Cash Operating Cost, Total Cash Cost

The table below reconciles cash operating cost and total cash cost to operating costs. We calculate costs according to the Gold Institute Standard.

Reconciliation of cash operating costs to production costs for continuing operations
For the quarter ended March 31,	2018	2017
Production costs (from consolidated income statement)	67.2	50.7
Vila Nova and Stratoni production costs	8.6	13.8
Production costs – excluding Vila Nova and Stratoni	58.6	36.9
By-product credits and other adjustments	(6.8)	(1.1)
Total cash cost	51.8	35.8
Royalty expense and production taxes	(2.4)	(1.3)
Cash operating cost	49.4	34.5
Gold ounces sold	86,587	74,068
Total cash cost per ounce sold	598	483
Cash operating cost per ounce sold	571	466

Reconciliation of Total Cash Costs on as-sold basis:

For the quarter ended March 31, 2018	Direct Mining Costs	By-Product Credits	Refining and Selling Costs	Other	Cash Operating Costs	Cash Operating Costs per ounce	Royalties & Production Taxes	Total Cash Costs	Ounces	Total Cash Costs Per Ounce
$’000	$	$	$	$	$	$	$	$		$
Kisladag	27,308	(322)	176	3,869	31,031	576	1,246	32,277	53,839	599
Efemcukuru	11,890	(878)	1,640	1,709	14,361	532	904	15,265	27,000	565
Olympias	14,486	(5,631)	1,454	(6,293)	4,016	699	205	4,221	5,748	734
Corporate	0	0	0	0	0	0	0	0	0	0
Total Consolidated	53,684	(6,831)	3,270	(715)	49,408	571	2,355	51,763	86,587	598

“Total cash costs: by-product” incorporate the Company’s share of all production costs, including inventory changes, by-product silver, lead and zinc credits, and treatment and refining charges included within revenue. The Company includes “total cash costs: by-product” on a gold ounces sold basis as an additional metric to provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and believe it is a relevant metric to understand the Company’s operating profitability and ability to generate cash flow. “Total cash costs: by-product” are calculated by dividing total direct costs by the by-product ounces. By-product ounces are calculated as gold ounces plus by-product credits divided by the average realized gold price.

10

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

Reconciliation of Total Cash Costs on a by-product basis:

For the quarter ended March 31, 2018	Direct Mining Costs	Refining and Selling Costs	Other	Cash Operating Costs: By-Product	Cash Operating Costs: By-product per ounce	Royalties & Production Taxes	Total Cash Costs: By-Product	By-Product Ounces	Total Cash Costs by-product Per Ounce
$’000	$	$	$	$	$	$	$		$
Kisladag	27,308	176	3,869	31,353	580	1,246	32,599	54,079	603
Efemcukuru	11,890	1,640	1,709	15,239	551	904	16,143	27,642	584
Olympias	14,486	1,454	(6,293)	9,647	937	205	9.852	10.293	957
Corporate	0	0	0	0	0	0	0	0	0
Total Consolidated	53,684	3,270	(715)	56,239	611	2,355	58,594	92,014	637

All-In Sustaining Cash Cost

All-in sustaining costs are calculated according to the Gold Institute Standard by taking total cash costs and adding sustaining capital expenditures, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site, and exclude all expenditures at the Company’s projects. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company’s operational performance and ability to generate cash flows. The Company reports this measure on a gold ounces sold basis, and on a by-product basis.

Reconciliation of G&A costs included in all-in sustaining cash costs for continuing operations
For the quarter ended March 31, 2018	2018	2017
General and administrative expenses (from consolidated income statement)	8.2	11.6
Add:
Share based payments	1.3	3.9
Defined benefit pension plan expense from corporate and operating gold mines	1.1	0.8
Accretion from operating gold mines[1]	0	0.2
Less:
General and administrative expenses from non gold mines	(2.2)	(2.0)
Business Development	(0.4)	(0.3)
Development projects	(0.6)	(0.4)
Transaction costs	0	0
Adjusted General and administrative expenses	7.4	13.8

1 For 2018 the Accretion from operating gold mines is included in the individual mine site AISC calculation.

11

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

Reconciliation of All-In Sustaining Costs on an as-sold basis:

For the quarter ended March 31, 2018	Total Cash Costs	Corporate and allocated country G&A	Exploration Costs	Reclamation costs accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces	Total AISC Per Ounce
$’000	$	$	$	$	$	$		$
Kisladag	32,277	758	0	659	7,486	41,180	53,839	765
Efemcukuru	15,265	380	103	206	3,696	19,650	27,000	728
Olympias	4,221	692	107	208	2,605	7,833	5,748	1,363
Corporate[1]	0	7,370	0	0	0	7,370	86,587	85
Total Consolidated	51,763	9,200	210	1,073	13,787	76,033	86,587	878

1 Excludes G&A expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense.

Reconciliation of All-In Sustaining Costs on by-product basis:

For the quarter ended March 31, 2018	Total Cash Costs: By-product	Corporate and allocated country G&A	Exploration Costs	Reclamation costs accretion and amortization	Sustaining capital expenditures	Total AISC	By-Product Ounces	Total AISC Per Ounce
$’000	$	$	$	$	$	$		$
Kisladag	32,599	758	0	659	7,486	41,502	54,079	767
Efemcukuru	16,143	380	103	206	3,696	20,528	27,642	743
Olympias	9,852	692	107	208	2,605	13,464	10,293	1,308
Corporate[1]	0	7,370	0	0	0	7,370	92,014	80
Total Consolidated	58,594	9,200	210	1,073	13,787	82,864	92,014	901

1Excludes G&A expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense.

Cash Flow from Operations before Changes in Non-cash Working Capital

We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. We believe this provides an alternative indication of our cash flow from operations and may be meaningful to investors in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which we calculate according to IFRS.

Adjusted Net Earnings

The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax.

12

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the periods highlighted:

Reconciliation of adjusted net earnings to consolidated net earnings (loss)	Q1 2018	Q1 2017
Net (loss) earnings attributable to shareholders	8.7	3.8
Loss on disposal of assets	0.0	0.3
Loss on disposition of subsidiary	0.0	3.0
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	2.4	2.0
Deferred tax expense from gain in Other Comprehensive Income	0.0	(2.1)
Write-down of assets net of tax	2.9	1.0
Total adjusted net earnings	14.0	8.0
Weighted average shares outstanding	794,011	716,587
Adjusted net earnings ($/share)	0.02	0.01

Gross Profit from Gold Mining Operations

Gross profit from gold mining operations represents gross revenues from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Quarterly Results

Millions (except per share amounts)

	2018	2017	2017	2017	2017	2016	2016	2016
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues	$131.9	$101.4	$95.4	$82.7	$111.9	$140.6	$174.0	$171.5
Profit (loss)(1)	$8.7	($20.7)	($4.2)	$11.2	$3.8	($32.5)	$20.7	($329.9)
Earnings (loss) per share(1)
- basic	$0.01	($0.03)	($0.01)	$0.02	$0.01	($0.05)	$0.03	($0.46)
- diluted	$0.01	($0.03)	($0.01)	$0.02	$0.01	($0.05)	$0.03	($0.46)

1 Attributable to shareholders of the Company

The second quarter of 2016 was affected by the re-measurement of the Company’s Chinese assets which were sold in 2016.

13

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

Financial Condition & Liquidity

Operating Activities

Net cash provided by operating activities was $22.9 million (2017: cash provided $47.8 million including discontinued operations).

Investing Activities

The Company invested $67.0 million in capital expenditures this quarter. Evaluation and development expenditures, including capitalized drilling programs, totalled $44.4 million while sustaining capital spending at our producing mines totalled $15.4 million. A total of $6.6 million in bond interest was also charged to capital projects. The remaining $0.6 million related to asset acquisitions by our corporate offices in Canada, Brazil, Turkey, Greece, and Romania.

Dividend

As previously announced, the Company suspended cash payment of its semi-annual dividend payment effective the first quarter of 2018.

Capital Resources

	March 31, 2018	December 31. 2017
Cash, cash equivalents and term deposits	459.7	485.0
Working capital	620.0	623.4
Restricted collateralized accounts	0.3	0.3
Debt – current and long-term	594.3	593.8

Management believes that the working capital at March 31, 2018, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, over the next twelve months.  The company does not anticipate drawing down on its revolving credit facility during this time period.  Management is currently evaluating various financing alternatives, as well as its revolving credit facility with existing lenders, with the objective of meeting the Company’s medium to long-term capital needs.

Contractual Obligations

As at March 31, 2018

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Debt	-	600.0	-	-	600.0
Capital leases	1.0	2.1	1.1	-	4.2
Operating leases	12.3	21.9	20.4	39.2	93.8
Purchase obligations	80.9	1.9	0.6	-	83.4
Totals	94.2	625.9	22.1	39.2	781.4

Purchase obligations relate primarily to mine development expenditures in Greece and Canada, and mine operating costs in Turkey. The table does not include interest on debt.

14

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

As at December 31, 2017, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 37,000 dry metric tonnes of zinc concentrates, 10,750 dry metric tonnes of lead/silver concentrates, and 200,000 dry metric tonnes of gold concentrate, including the 13,600 dry metric tonnes that remained to be delivered in 2016 that have been deferred to 2018, through the financial year ending December 31, 2018.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometres around Stratoni. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered of the lesser of $3.90 and the prevailing market price per ounce, adjusted higher every April by 1%.  For the period April 2017 through to March 2018, this amount is equal to $4.22 per ounce. In October 2015 the agreement with Silver Wheaton was amended to provide an increase in the price per ounce of payable silver to be delivered to Hellas based on Hellas achieving certain exploration drilling milestones.

In May 2013, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favor of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR 50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Study approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

In June 2017, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favor of the Greek Ministry of Energy and the Environment, in the amount of EUR 7.5 million, as security for the due and proper performance of the Kokinolakas Tailings Management Facility, committed in connection with the Environmental Impact Study approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

As at December 31, 2017, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”) had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 53,000 dry metric tonnes of gold concentrate through the financial year ending December 31, 2018.

Between November 2017 and January 2018, Eldorado entered into a strip of zero-cost Asian-style collars. The collars are intended to protect the price of our lead and zinc production from the Stratoni and Olympias mines.  The collars set a band within which the Company can protect movements, either above or below specific strike prices. The commodity reference prices are based on the monthly averages as traded on the London Mercantile Exchange and are quoted in U.S. dollars. A summary of our hedge positions as of March 31, 2018 can be found in note 9 of our 2018 unaudited condensed consolidated financial statements.

Debt

Senior Notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $5.7 million have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at March 31, 2018 is $572.0 million.

15

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

Equity

Common shares outstanding - as of March 31, 2018 - as of April 26, 2018	794,010,680 794,010,680
Share purchase options - as of April 26, 2018 (Weighted average exercise price per share: $5.30 Cdn)	35,068,484

New York Stock Exchange Minimum Share Price Requirement

New York Stock Exchange (“NYSE”) regulations stipulate that listed issuers must maintain a minimum average closing share price of US$1.00 per share calculated over a period of 30 consecutive trading days. On April 18, 2018, Eldorado received notice from the NYSE that it no longer met this requirement.

Eldorado anticipates that it will request shareholder approval at its 2018 Annual and Special Meeting, to be held on June 21, 2018 to effect a share consolidation with a ratio of 5-for-1 in order to regain compliance with the NYSE's continued listing requirements. The proposed share consolidation will be subject to receipt of shareholder approval and all necessary regulatory approvals, including from the NYSE and the Toronto Stock Exchange.

Managing Risk

This section describes the types of risks that we are exposed to that we believe have affected our financial statements and are reasonably likely to affect them in the future and our objectives and policies for managing them (please read the Company’s AIF for additional information regarding these risks and other risks and uncertainties in respect of our business and our share price).

We monitor risk using our risk management review process. Management prepares a risk assessment report every quarter outlining our operational and financial risks. The Board reviews the report to evaluate and assess the risks we are exposed to in various markets, and discusses the steps management takes to manage and mitigate them.

Financial Risk

Liquidity and Financing Risk

Liquidity risk is the risk that we cannot meet our financial obligations. The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit. We use a rigorous planning, budgeting and forecasting process to help determine the funds we will need to support our ongoing operations and our development plans.

Management believes that our working capital at March 31, 2018, together with expected cash flows from operations, is sufficient to support our planned and foreseeable commitments, including the initial stages of permitting for mill construction at Kisladag. However, if our planning and budgeting is materially different to that forecasted, or financing, if required, is not available to us on terms satisfactory to the Company to meet these material changes to planning or budgeting, then this may adversely affect our ability to meet our financial obligations and our operations and development plans.

16

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

Credit Risk

Credit risk is the risk that the counterparty to any financial instrument to which we are a party will not meet its obligations and will cause the Company to incur a financial loss. The Company limits counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.

Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at March 31, 2018.

We invest our cash and cash equivalents in major financial institutions and in government issuances, according to our short-term investment policy. The credit risk associated with these investments is considered to be low. As at March 31, 2018, we hold a significant amount of cash and cash equivalents with two financial institutions.

Currency Risk

We sell gold in US dollars, but our costs are mainly in US dollars, Canadian dollars, Turkish lira, Brazilian real, Euros, Romanian lei. An increase in the value of any of these currencies against the US dollar can increase our production costs and capital expenditures, which can affect future cash flows. The Company has a risk management policy that includes hedging its foreign exchange exposure to reduce the risk associated with currency fluctuations. The Company currently does not have any currency hedges, but may hedge in the future.

Interest Rate Risk

Interest rates determine how much interest we pay on our debt, and how much we earn on our cash and cash equivalents, which can affect future cash flows.

All of our debt is in the form of notes with a fixed interest rate of 6.125%. However borrowings under the ARCA, if drawn, are at variable rates of interest and any borrowings would expose the Company to interest rate cost and interest rate risk. In the future we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility.

Price Risk

Our profitability depends on the price of gold, which can fluctuate widely, and is affected by many factors beyond our control, including the sale or purchase of gold by central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, speculative actions, and the political and economic conditions of the world’s major gold-producing countries. The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel and electricity. Electricity is regionally priced in Turkey and semi-regulated by the Turkish government, which reduces the risk of price fluctuations. The Company has elected not to actively manage its exposure to metal price risk but may use, from time to time, commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals.

Other Risks and Uncertainties

In addition to the financial risks identified above, we face a number of other risks and uncertainties. Certain key risks are set out below.

17

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

Geopolitical Climate

We operate in five countries outside of North America: Turkey, Brazil, Romania, Serbia and Greece. Our operations in these countries may be subject to political, economic and other risks that may affect our future operations and financial position.

We review these and other risks related to the business in foreign countries on an ongoing basis. Such reviews may cause us to re-evaluate and realign our business objectives and strategic direction from time to time, including considering suspension of projects or disposition of certain assets.

Mineral Tenure and Permits

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties that we have, or are seeking, an interest in. Although we take every precaution to ensure that legal title to our properties is properly recorded in our name, there can be no assurance we will ultimately secure title on every property. Legal title to our properties depends on the laws in the countries we operate in, and their appropriate and consistent application.

Activities in the nature of our business and operations can only be conducted pursuant to a wide range of permits and licenses obtained or renewed in accordance with the relevant laws and regulations in the countries in which we operate. The duration and success of each permitting process are contingent upon many factors that we do not control. In the case of foreign operations, granting of government approvals, permits and licenses is, as a practical matter, subject to the discretion of the applicable governments or government officials. In Greece, we have experienced delays in the timely receipt of necessary permits and authorizations.

There is no assurance that we will be able to obtain or renew the permits we need to conduct our business and operations, in a timely manner, or at all, or that we will be in a position to comply with all conditions that are imposed. The failure to obtain or renew certain permits, or the imposition of extensive conditions upon certain permits, could have a material adverse effect on our business, results of operations, financial condition and share price.

Metal Price Volatility

The profitability of our operations is significantly affected by changes in gold and other metal prices. Gold and metal prices can fluctuate widely and are influenced by many factors as noted above, beyond our control.

If metal prices decline significantly, or decline for an extended period of time, we might not be able to continue our operations, develop our properties, or fulfill our obligations under our permits and licenses, or under our agreements with our partners. This could result in losing our interest in some or all of our properties, or being forced to sell them, which could have a negative effect on our business, results of operations, financial condition and share price.

Development and Mining Operations

Substantial expenditures are required to build mining and processing facilities for new properties. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are dependent on obtaining the governmental approvals necessary for the operation of a project, and the timeline to obtain these government approvals is often beyond our control.

Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible .It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

18

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

The business of gold mining involves many operational risks and hazards. We work to reduce the risks associated with our projects by setting high operational standards, hiring and training appropriately skilled personnel, and making improvements to our operations. We maintain adequate insurance to cover normal business risk. We rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

The cost and results of our exploration and development programs affect our profitability and value. The life of a mine is fixed based on its mineral reserves, so we actively seek to replace and expand our reserves, mainly through exploration, acquisition and the development of our existing operations. Exploring for minerals involves many risks and may not lead to new economically viable mining operations or yield new reserves to replace and expand current reserves. Our reserve estimates are based on certain assumptions and affected by the inherent limitations of the estimation process.

Foreign Investment and Operations

Most of our activities and investments are in foreign countries including operations and / or exploration and development projects in Brazil, Greece, Romania, Serbia and Turkey. These investments are subject to risks normally associated with conducting business in foreign countries. Some risks are more prevalent in less developed countries or those with emerging economies, including:

• uncertain political and economic environments;

• risks of war, regime changes and civil disturbances or other risks;

• risks of adverse changes in laws or policies of particular countries, including government royalties and taxation;

• delays in or the inability to obtain necessary government permits, approvals and consents;

• limitations on ownership and repatriation of earnings;

• foreign exchange controls and currency devaluations;

• import and export regulations, including restrictions on exporting gold; and

• exposure to occupation of our project sites for political or other purposes.

In all jurisdictions where we operate, we are regarded as a foreign entity and consequently we may be subject to greater restrictions and requirements in these jurisdictions. The occurrence of any of these risks could have a material adverse effect on our business, results of operations, financial condition and share price.

We review these and other risks related to the business in foreign countries on an ongoing basis. Such reviews may cause us to re-evaluate and realign our business objectives and strategic direction from time to time, including considering suspension of projects or disposition of certain assets.

Environment

There may be environmental hazards at our mines or projects that we are unaware of. We may be liable for any associated losses, or be forced to do extensive remedial cleanup or pay for governmental remedial cleanup, even if the hazards were caused by previous or existing owners or operators of the property, past or present owners of adjacent properties or by natural conditions. The costs of any cleanup could have a material and adverse effect on our operations and profitability.

Laws, Regulations and Permits

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain government permits and provide associated financial assurance to conduct certain activities. We are also subject to various conditions related to reclamation that are imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

19

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

We have budgeted for future capital and operating expenditures to obtain such permits and maintain compliance with these environmental, health and safety laws, however, any changes to these laws in the future could have an adverse effect on our financial condition, liquidity or results of operations and could delay our ability to obtain such permits.

If these laws are not complied with, we may face injunctions, damages and penalties, or our permits could be suspended or revoked. There is no assurance that we have been, or will be, in compliance with environmental, health and safety laws at all times, that our compliance will not be challenged, or that the cost of complying with current or future laws will not have a material and adverse effect on our future cash flow, results of operations and financial condition.

Litigation

All industries, including the mining industry, are subject to legal claims that are with and without merit. We are from time to time party to other legal and regulatory proceedings involving our business. It is unlikely that the final outcome of any such proceedings will have a material and adverse effect on our financial condition or results of operations; however, defense and settlement costs can be substantial, even for claims that are without merit. In addition, due to the inherent uncertainty of the litigation and arbitration process and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and adverse effect on our future cash flow, results of operations, business or financial condition.

These are not the only risks that could have an effect on our business, results of operations, financial condition and share price and other risks may become more material to the Company in the future or the above risks could diminish in importance, depending on the current circumstances of our business and operations.

You should carefully review each of the risk factors set out in our most recently filed AIF, which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks. The discussion under “Risk Factors in our Business” in such AIF filed on SEDAR under our Company name, are incorporated by reference in this document.

Other Information

Adoption of New Accounting Standards and Upcoming Changes

The following standards and amendments to existing standards have been adopted by the Company commencing January 1, 2018:

•	IFRS 2 ‘Share-Based Payments’ – In June 2016, the IASB issued final amendments to this standard. IFRS 2 clarifies the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. At January 1, 2018, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.
•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so our accounting policy with respect to financial liabilities is substantially unchanged.
20

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

As a result of the adoption of this standard, the Company has changed its accounting policy for financial assets retrospectively, for assets that were recognized at the date of application. The change did not impact the carrying value of any financial assets on the transition date.

The following are new accounting policies for financial assets under IFRS 9. All other aspects of our accounting policies for financial instruments as disclosed in note 3.7, 3.8, 3.10, 3.11, 3.13 and 3.14 to the consolidated financial statements for the year ended December 31, 2017 are unaffected:

3.7 Financial assets

(i) Classification and measurement

The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

The classification of debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the business model is not to hold the debt instrument, it is classified as FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI.

(a) Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the income statement. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the income statement in the period in which they arise. Derivatives are also categorised as FTVTPL unless they are designated as hedges.

(b) Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

(c) Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date.

(ii) Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision.

21

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

(iii) Derecognition of financial assets

Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized in the income statement. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income.

The Company completed an assessment of its financial instruments as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	Original classification New classification IAS 39	New classification IFRS 9
Financial assets
Cash and cash equivalents	Amortized cost	Amortized cost
Term deposit	Amortized cost	Amortized cost
Restricted cash	Amortized cost	Amortized cost
Trade receivables	Amortized cost	Amortized cost
Settlement receivables	Embedded derivative separately identified as FVTPL	FVTPL
Marketable securities	Available-for-sale	FVTOCI
Derivatives	FVTPL	FVTPL

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Debt	Amortized cost	Amortized cost
Upon adoption of IFRS 9, the Company made an irrevocable election to classify marketable securities as FVTOCI since they are not held for trading and are held for strategic reasons.

3.8 Derivative financial instruments and hedging activities

Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are remeasured at their fair value. The method of recognising any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.
Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

(a) Fair value hedge

Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair values of the hedged assets or liabilities that are attributable to the hedged risk.

(b) Cash-flow hedge

The effective portions of changes in the fair values of derivatives that are designated and qualify as cash-flow hedges are recognised in equity. The gain or loss relating to any ineffective portion is recognised immediately in the income statement.
22

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

Amounts accumulated in the hedge reserve are recycled in the income statement in the periods when the hedged items will affect profit or loss (for instance when the forecast sale that is hedged takes place). If a forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in the hedge reserve are included in the initial measurement of the cost of the asset or liability.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the hedge reserve at that time remains in the reserve and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the income statement.

The Company has not designated any derivative contracts as hedges and therefore has not applied hedge accounting in these financial statements.

3.10 Trade Receivables

Trade receivables are amounts due from customers for the sale of bullion and metals in concentrates in the ordinary course of business.

Trade receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest rate method. Trade receivables are recorded net of lifetime expected credit losses.

Settlement receivables arise from the sale of metals in concentrates. Settlement receivables are classified as fair value through profit and loss and are recorded at fair value at each reporting period. Changes in fair value of settlements receivable are recorded in revenue.

•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company has adopted this standard effective January 1, 2018, with a modified retrospective approach.

The following is the new accounting policy for revenue recognition under IFRS 15:

3.7 Revenue recognition

Revenue is generated from the sale of sale of bullion and metals in concentrates. The Company produces doré, gold concentrate and other metal concentrates. The Company’s performance obligations relate primarily to the delivery of these products to our customers, with each shipment representing a separate performance obligation.

Revenue from the sale of bullion and metals in concentrates is recognized at the point the customer obtains control of the product. Control is transferred when title has passed to the purchaser, the product is physically delivered to the customer and the customer controls the risks and rewards of ownership and the Company has a present right to payment for the product.

i) Metals in Concentrate

Control over metals in concentrates is transferred to the customer and revenue is recognized upon the placing of the material on board the vessel.

Metals in concentrate are sold under pricing arrangements where final prices are determined by market prices subsequent to the date of sale (the “quotational period”). Revenue from concentrate sales is recorded based on the estimated amounts to be received. Adjustments are made to settlements receivable in subsequent periods based on fluctuations in market prices until the date of final metal pricing. These subsequent changes in the fair value of the settlements receivable are recorded in revenue separate from revenue from contracts with customers.

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(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

Provisional invoices for metal in concentrate sales are typically issued for 80 – 90% of the estimated total value shortly after on the passage of control of the product to the customer. Additional invoices are issued as final product weights and assays are determined over the quotational period. Provisionally invoiced amounts are generally collected promptly.

ii) Metals in dore

The refiners who receive doré from the Company, refine the materials on the Company’s behalf and arrange for sale of the refined metal on the Istanbul Gold Exchange. Control over the refined gold or silver produced from doré is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account on the Istanbul Gold Exchange.

Refined metals are sold at the spot prices on the Istanbul Gold Exchange. Sales proceeds are collected within several days of the completion of the sale transaction.

The following standard has been published and is mandatory for Eldorado’s annual accounting periods beginning January 1, 2019:

•	IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted.

The Company plans to apply this standard at the date it becomes effective and expects that, under this standard, the present value of most lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use, including those classified as operating leases under the existing standard. This implies higher amounts of depreciation expense and interest on lease liabilities that will be recorded in the Company’s profit and loss results. Additionally, a corresponding reduction in general and administrative costs and/or production costs is expected. The extent of the impact of adopting the standard has not yet been determined.

The Company is currently working on the development of its implementation plan and expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements as the effective date approaches.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

Internal Controls over Financial Reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the first quarter of 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Qualified Person

Except as otherwise noted, Paul Skayman, P. Eng., our Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

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(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

Forward-Looking Information and Risks

This MD&A includes statements and information about what we expect to happen in the future. Where we discuss our strategy, goals, plans, guidance and outlook, including expected production, projected cash costs, planned capital and exploration expenditures, our expectation as to our future financial and operating performance, including future cashflow, estimated cash costs, expected metallurgical recoveries, price gold and other commodities, and our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules, results of litigation and arbitration proceedings and other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, continue, projected, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, estimates and opinions including the geopolitical, economic, permitting and legal climate in which we operate, the future price of gold and other commodities, exchange rates, anticipated costs and expenses, production, mineral reserves and resources, metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we’ve assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A.
•	It is also subject to the risks associated with our business, including
•	volatility of global and local economic climate and geopolitical risk
•	title, permitting and licensing risks,
•	gold and other metal price and currency volatility and the impact of any hedging activities,
•	risks associated with mining operations and development, including metal recoveries and results of testwork,
•	revised guidance,

• risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations,

• expected impact on reserves and the carrying value,

• the updating of reserve and resource models and life of mine plans,

• mining operational and development risk,

• foreign country operational risks,

•	risks of sovereign investment,

• regulatory risks and liabilities, including regulatory environment and restrictions and environmental regulatory restrictions and liabilities,

•	discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries,

• risks related to impact of the sale of our Chinese assets and the acquisition and integration of Integra on the Company’s operations,

•	additional funding requirements,
•	currency fluctuations,
•	community and non-governmental organization actions,
•	speculative nature of gold exploration,
•	dilution,
•	share price volatility,
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(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the three month period ended March 31, 2018

•	competition,
•	loss of key employees, and
•	defective title to mineral claims or properties,

as well as those risk factors discussed in the sections titled “Forward Looking Statements” and “Risk factors in our business” in our most recent Annual Information Form in respect of our year-ended 2017 filed on SEDAR under our company name.

If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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